October 9, 2020	Leib Orlanski leib.orlanski@klgates.com T +1 310 552 5044 F +1 310 552 5001

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	LightJump Acquisition Corporation - Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, LightJump Acquisition Corporation (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s units, each unit consisting of one share of common stock and one half of one warrant to purchase one share of common stock.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (310) 552-5044 or Robert S. Matlin at (212) 536-4066.

Very truly yours,

/s/ Leib Orlanski
Leib Orlanski

cc:	Robert Bennett, Chief Executive Officer, LightJump Acquisition Corporation

Will Bunker, Chief Financial Officer, LightJump Acquisition Corporation

K&L Gates LLP

10100 Santa Monica Boulevard Eighth Floor Los Angeles CA 90067

T +1 310 552 5000 F +1 310 552 5001 klgates.com